EXHIBIT 99.2

Press Release

Total Targets French Residential Market

With Natural Gas and Green Power 10% Cheaper Than Regulated Tariffs

Paris, October 5, 2017 — Total is expanding in the residential gas and power distribution market in France with the introduction of Total Spring, a natural gas and green power offering that is 10% cheaper than regulated tariffs.

“Although the residential market was deregulated 10 years ago, French consumers haven’t really seen the effect on their bills. Today, Total is rolling out a unique offering in the French residential market: an affordable, reliable and simple solution. In 2011, we successfully introduced the Total Access service station concept. We’re aiming to repeat that success today with Total Spring, the most competitive natural gas and green power offering in the market. We hope that nearly three million French customers will place their trust in us and subscribe,” said Patrick Pouyanné, Chairman and Chief Executive Officer of Total.

Total Spring answers the needs of French consumers who want to reduce their energy bills and to access premium customer service. Total Spring leverages the Total brand’s reputation for quality service, its reliability and the Group’s ambition to grow its power production from natural gas and renewable energies (solar, wind).

The Total Spring rollout will be supported by a major multimedia advertising campaign beginning on October 8.

“Natural gas and green power, 10% cheaper —and 100% Total service!”

www.total-spring.fr

Total in Gas and Power Distribution

By engaging the brand in the French residential market, Total is pursuing its strategy of downstream integration in the gas and power value chain in Europe. The Group already has more than 400,000 customers in France and 700,000 in Belgium in the residential market. Total is also a leader in the industrial and commercial sector, with more than 500,000 sites supplied in six European countries: the United Kingdom, France, Belgium, the Netherlands, Germany and Spain.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investors Relations: +44 (0)207 719 7962 | holding.communication-financiere@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.